FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 10, 2003
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [   ]                       No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit     Date        Description of Exhibit
-------     ----        ----------------------

   1        06/10/2003  CONVOCATION NOTICE OF THE 11th ORDINARY GENERAL MEETING
                        OF SHAREHOLDERS
                        - Translation

   2        06/10/2003  PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS
                        CONCERNING THE ISSUANCE OF SHARES THROUGH THIRD PARTY
                        ALLOCATION
                        - Translation

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Internet Initiative Japan Inc.


Date:  June 10, 2003              By:   /s/  Koichi Suzuki
                                     -------------------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director

EXHIBIT 1

CAUTIONARY NOTES

This document is the English translation of the "Convocation notice of the 11th ordinary general meeting of shareholders"("Dai juichikai teiji kabunushi sokai shoshu gotsuchi") of Internet Initiative Japan Inc. ("IIJ") to be held on June 27, 2003.

Note 1: This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of our Annual Report on Form 20-F dated July 30, 2002 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2: This document has been prepared pursuant to the requirements of the Commercial Code of Japan. Financial Statements have been prepared in accordance with generally accepted accounting principles in Japan, which differ in certain respects from generally accepted accounting principles in the United States.

Note 3: The ADRs holders shall instruct The Bank of New York to exercise its voting right represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares. This means they may not be able to exercise any voting right to IIJ and attend the ordinary general meeting of shareholders of IIJ.

[Translation]
                                                                   June 10, 2003
TO OUR SHAREHOLDERS:
                                      Koichi Suzuki
                                      Representative Director
                                      Internet Initiative Japan Inc.
                                      1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo,
                                      Japan

                              CONVOCATION NOTICE OF
                THE 11th ORDINARY GENERAL MEETING OF SHAREHOLDERS

           You are hereby requested to attend the 11th ordinary general meeting of shareholders of Internet Initiative Japan Inc. (the "Company"), which is to be held as outlined below.
           In the event you are unable to attend the meeting, please see the documents attached herein, and return to the Company the power of attorney by indicating whether you agree to the proposals under each agendum and affixing your seal thereto.

1.       Date and time:                   1:00 p.m., June 27, 2003 (Friday)

2.       Place:                           Conference Room on the 17th
                                          floor at the offices of the Company
                                          Jinbocho Mitsui Bldg. 1-105, Kanda
                                          Jinbo-cho, Chiyoda-ku, Tokyo, Japan

3.       Agenda of the meeting:

Subjects to be reported:

                         Reports on the business report, balance sheet and income statement of the 11th fiscal year (from April 1, 2002 to March 31, 2003)

Subjects to be resolved:

         Item 1:  Approval of disposal of losses for the 11th fiscal year
         Item 2:  Amendments to the Articles of Incorporation
                 (As described in the attached "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy".)
         Item 3:  Election of six directors
         Item 4:  Election of a statutory auditor

                                                                        - End -

                                                                    (Attachment)

Business Report for the Eleventh Fiscal Year(April 1, 2002 - March 31, 2003)

I.         Summary of Business
(1) History and Results of Business
             In the 2002 fiscal year, as the Japanese economy has been faced with a continuous deflation and stagnation of the equity markets, which was affected by the worldwide economic slowdown and the future course continue to remain unclear. Though business has been gradually improving, amid low expectations for future growth no upturn in the business cycle has started. In such a situation, limited capital investments have been responding to an increase in demand, though a full-scale recovery has not begun yet.

             The data communications market, including the Internet business, is steadily expanding; however the growth seems to be slowing due to the lack of enthusiasm for corporate IT-related capital investments. Under these circumstances, competition between data communication carriers has intensified due to the push towards winning influential corporate customers and as a result, service pricing pressure continues to be considerable. Meanwhile, as the infrastructure for the internet has developed into a solid foundation that can effectively support corporate communication activities, the so-called "broadband era" continues to advance in both the corporate and retail markets. B-to-C related businesses such as on-line broking and electronic commerce, B-to-B related businesses among industries such as electronic procurement, Intranet construction, and administration computerization toward the realization of so-called "electronic governments", have seen significant progress. In accordance with the progress, the data communications market will definitely experience significant growth in the mid term.

             In such a business environment, the Company has continued to develop new services that focus on the customers' needs while offering comprehensive high value-added services for total solutions. These services have mainly been directed to government and municipal offices, and business corporations. As a result, IIJ made an effort to increase revenues from both existing and potential customers. We also strengthened the ties within the IIJ Group in order to implement the Company's strategies for total network solutions and to raise the value of its services. We have also improved the Company's close relationships in the areas of sales and service developments, particularly with IIJ Technology Inc.("IIJ Technology") and Crosswave Communications Inc.(Crosswave).

             Revenues from our major business, Internet connectivity services, have hit a snag. Within IIJ Internet connectivity service, the Company's flagship service for corporate users, the number of customers for HSMN (High Speed Media Network), which is targeted to broadband operators such as CATV operators, has increased. However, total revenues from Internet connectivity services have decreased due to several cancellations and reduction in service of some major customers. The decrease was also caused when several customers transferred their services from IIJ T1 Standard service and IIJ Economy service, which are major package-type connectivity services for small to medium size corporations, to low price services such as IIJ FiberAccess/F service and IIJ DSL/F service.
             Responding to such conditions, the company has embarked on provision of strategic services this fiscal year in order to increase the revenues from the Internet connectivity services. First, in August 2002 we developed the CDN (Contents Delivery Network) Platform which is specially designed for broadband content distribution. Additionally, we started providing OEM (Original Equipment Manufacturing) for broadband content and service providers as a service that leverages the platform. In addition to the existing OEM service that we provide to Sharp corp., NTT East Corp. and NTT West Corp., an OEM service that specializes in broadband connectivity for individual users won over dominant Internet connectivity operators such as Excite Japan Co., Ltd., Plala Networks Inc. and Matsushita Electric Industrial Co., Ltd. Second, we introduced the IIJ VPN Standard service as a competitively priced WAN solution for corporate users on November 2002. Along with Crosswave's telecommunication services such as Wide-area Ethernet Platform Services, we have been expanding WAN markets that target corporate users. Besides the revenues slump for existing services, upfront investments have been incurred for the expansion of the domestic backbone in accordance with the introduction of such new services and for the construction of the CDN Platform. This was the primary cause for the significant decrease in gross margins for the Internet connectivity business and the resulting operating loss compared to the 2001 fiscal year.

           The Company provides systems integration services that are complementary to its Internet connectivity and value-added services, including the design, development, management and operation of systems to government and municipal offices and business corporations. These services are mainly provided in cooperation with our subsidiary, IIJ Technology. As a result of the development of precise methods for the reconstruction of corporate networks, we greatly increased the revenues of systems integration services and we expect to further accelerate the growth by expanding the customer base and by increasing the revenues from existing customers.

             The Company steadily increased its equipment sales revenues. This came from equipment sales to the Company's systems integration customers and also through our sales promotion of "SEIL", a router developed by the Company to improve the value-added parts of IIJ Internet connectivity services.
             In the network infrastructure area, we expanded our backbone to meet the demand for broadband Internet in a timely manner and also expanded our Internet data center operations. Regarding our Internet Data Centers, Crosswave has completed the construction of its large-scale Data Centers (Yokohama Data Center 1 and Saitama Data Center 1) in January 2003. The IIJ Group now has twelve data centers in Japan and two overseas. At the large-scale data centers, we are planning and working on providing Resource on Demand DC Service, a new type of data center service that provides full-time access to all of the resources that the IIJ Group's network, facility and engineers provide.
             As for the earnings results of this fiscal year, our total revenues grew to 34,188 million yen, an increase of 6.7% compared to the previous year due to the growth of systems integration services. On the other hand, the operating loss reached 1,381 million yen and the recurring loss reached 2,272 million yen due to the slowing profitability of the Internet connectivity services business. Additionally, a large part of the extraordinary loss was generated by the decrease that was needed to note the shares that the Company holds in Crosswave. This lead to consolidated net loss of 13,765 million yen. As a result, at the end of the fiscal year our liabilities were in shareholders' capital deficiency of our assets by 452 million yen.
             Under such circumstances, though we did show strong growth while setting a base for continued future expansion, we did not quite meet our original plan as set out at the start of the 2002 fiscal year. The IIJ Group will, however, continue to strengthen its sales structure, build a solid revenue base, and strive to recover operating profitability as soon as possible.

 (2) Tasks to be addressed by the Company
             Our business is growing with the expansion of the data communications market. We regard our most urgent tasks as being the need to eliminate the shareholders' capital deficiency and to enhance our corporate credit worthiness. We intend to continue providing highly competitive network solutions and to strengthen our profit base in order to build a solid operating base and to expand our business further. The immediate tasks that will be addressed to achieve these goals are as follows:

1) Implementation of capital reinforcement
             It is vital that we eliminate the shareholders' capital deficiency and build a stable capital structure in an effort to earn corporate credit worthiness. We intend to promptly plan and implement capital reinforcement measures.

2) Improvement in profitability of Internet connectivity services
           In order to build a solid revenue base for the next fiscal year, we need to further increase Internet connectivity service revenues as well as reduce expenses. For that purpose, we shall continue to bolster existing IIJ connectivity services and connectivity services related NTT East and West FLET'S. We will simultaneously attempt to capture new customers by promoting services such as data center services at Crosswave's large-scale data centers that were established in this fiscal year and the IIJ VPN service and OEM service which were introduced as strategic services. Furthermore, in order to strengthen our added value for Internet connectivity services, we have been providing several services that will allow us to leverage our technical advantages, such as services related to security and mail, the provision of "SEIL"- a proprietary router, services related to operation and support, and systems integration services.

3) Provision of solutions through strengthening ties within the IIJ Group
           In order to respond to the diversifying needs of our customers, we need to strengthen our ties within the IIJ Group as a unit in the areas of management policy, service development and sales operations to provide total network solutions to our customers and to enhance our presence in the market. Especially, in response to the recent trend of the re-construction of the Intranet, which is getting into full swing, we are taking serious measures to propose and initiate the IIJ group's various network services in the most appropriate manner and to construct and maintain an operating system that is able to deal with ambitious projects and full outsourcing services in cooperation with the IIJ Group.
             In responding to the above tasks, we will continue to make every effort to develop our business in a manner that meets the expectations of our shareholders. We hope that you will continue to extend your kind support to and understanding for us.



(3) Operating results and changes in properties
                                                                                                    (Thousands of Yen)
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
                             8th Fiscal Year          9th Fiscal Year          10th Fiscal Year          11th Fiscal Year
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
                                FY 1999                   FY 2000                  FY 2001                   FY 2002
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Sales                                 23,480,113               26,944,586                32,044,785                34,188,460
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Recurring loss                         2,968,253                  673,494                   560,025                 2,272,580
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Net loss                               3,018,777                1,897,001                 1,169,894                13,765,686
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Net loss per share                 134,287.23yen             84,386.18yen              52,041.54yen             612,352.62yen
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Total assets                          33,276,144               46,786,758                42,729,183                29,930,475
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Net assets                            15,817,439               17,540,405                14,497,585                  -452,748
----------------------- ------------------------- ------------------------ ------------------------- -------------------------
Net assets per share               703,622.77yen            780,267.14yen             644,910.39yen             -20,140.05yen
----------------------- ------------------------- ------------------------ ------------------------- -------------------------

(Notes)
(a) Net loss per share and net assets per share are calculated based on the number of outstanding shares as of the balance sheet dates. Net loss per share is calculated based on the average number of outstanding shares during the fiscal year from the 11th fiscal year. Under this method, net loss per share of the 8th fiscal year is -142,461.40 yen, there are no changes with net loss per share of the 9th and the 10th fiscal year.
(b) During the 8th fiscal year, we made our initial public offering on the NASDAQ National Market in the United States and raised 17,822,376 thousand yen due to issuance of new shares, resulting in an increase in total asset by 17,822,376 thousand yen and in net asset by 17,822,376 thousand yen.
(c) As from the 9th fiscal year, we have adopted "Accounting Standards for Financial Products" for the evaluation of other securities, which resulted in an increase in total asset by 6,241,322 thousand yen and in net asset by 3,619,966 thousand yen.
(d) The detailed descriptions of the business for the 11th fiscal year are as set forth in "(1) History and Results of Business".

 (4)       Business combination
(a)        Significant subsidiaries

--------------------------------- ------------------------------- --------------------- --------------------------------------
        Name of company                      Capital              Share-holding ratio                      Primary business
--------------------------------- ------------------------------- --------------------- --------------------------------------
IIJ Technology Inc.                      1,700,000,000yen                64.1%          Network integration services
--------------------------------- ------------------------------- --------------------- --------------------------------------
IIJ America Inc.                           USD2,530,000                  91.3%          Internet access services in the U.S.
--------------------------------- ------------------------------- --------------------- --------------------------------------

(b) Process of business combination
             During this fiscal year, we made additional capital investment of USD1,200,000 to IIJ America Inc. as a result of acceptance of the allocation of new shares to certain third party. This resulted in an increase in our shareholding ratio in said company from 90.2% to 91.3%.
            To improve the capital situation of IIJ America Inc., we made capital investment of USD2,000,000 to IIJ America Inc. IIJ America Inc. accepted it as an additional paid-in capital, and IIJ America Inc. eliminated its accumulated loss by decreasing its additional paid-in capital and capital and appropriating them to aforementioned accumulated loss. This accordingly resulted in a capital decrease for IIJ America Inc. from USD11,500,000 to USD2,530,000.

(c) Results of business combination
             For this fiscal year, we have four consolidated subsidiaries, consisting of IIJ Technology Inc., IIJ Media Communications Inc., IIJ America Inc. and Net Care, Inc., and eight companies are accounted for under the equity method.
             Consolidated total revenues in accordance with generally accepted accounting in the United States was 44,017,561 thousand yen, net loss was 9,323,735 thousand yen.

 (5)       Capital spending
             During this fiscal year, we exerted our efforts in the implementation of additional network operation center (NOC) equipment, update of communications equipment, development of customer-based system, and the license purchase of security system service. The total capital spending during this fiscal year was 1,013,597 thousand yen.

 (6)       Financing
             During this fiscal year, we increase the amount of the long-term borrowing of 1,000,000 thousand yen, on the other hand, made repayment of part of the long-term borrowings due of 1,400,000 thousand yen. The amount of the short-term loans increased by 493,599 thousand yen.

II. Summary of the Company (as of March 31, 2003)
(1) Main businesses
To provide Internet access services
To provide Network integrations and data center services

(2) Main offices
------------------------------- --------------------------------------------- --------------------------------------------------
             Name                                         Address                                     Functions
------------------------------- --------------------------------------------- --------------------------------------------------
Head office                     3-13, Kanda Nishiki-cho, Chiyoda-ku, Tokyo    Head office functions, supervision of Kanto region
------------------------------- --------------------------------------------- --------------------------------------------------
Kansai Branch Office            2-1-1, Edobori, Nishi-ku, Osaka               Supervision of Kansai region
------------------------------- --------------------------------------------- --------------------------------------------------
Nagoya Branch Office            1-24-30, Meieiki-Minami,Nakamura-ku, Nagoya   Supervision of Tokai region
------------------------------- --------------------------------------------- --------------------------------------------------
Sapporo Branch                  3-1-25, Kitasanjo-Nishi, Chuo-ku, Sapporo     Supervision of Hokkaido region
------------------------------- --------------------------------------------- --------------------------------------------------
Hokuriku Branch                 5-5, Ushijimashinmachi, Toyama                Supervision of Hokuriku region
------------------------------- --------------------------------------------- --------------------------------------------------
Chushikoku Branch               2-16, Inari-cho, Minami-ku, Hiroshima         Supervision of Chugoku and Shikoku region
------------------------------- --------------------------------------------- --------------------------------------------------
Kyushu Branch                   1-1-1, Tenjin, Chuo-ku, Fukuoka               Supervision of Kyushu region
------------------------------- --------------------------------------------- --------------------------------------------------
Tohoku Branch                   1-1-20 Kakyoin, Aoba-ku, Sendai               Supervision of Tohoku region
------------------------------- --------------------------------------------- --------------------------------------------------
Okinawa Branch                  1-7-1, Kumoji, Naha-shi                       Supervision of Okinawa region
------------------------------- --------------------------------------------- --------------------------------------------------
Toyota Branch                   4-25-13, Nishimachi, Toshota-shi              Sales Office of Toyota region
------------------------------- --------------------------------------------- --------------------------------------------------

(3) Shares
1. Number of total shares issued:                       75,520 shares
2. Number of total shares outstanding:                  22,480 shares
3. Number of shareholders as of the balance sheet date:     92
4. Major shareholders (described below)

---------------------------------------------------- ------------------------------------- --------------------------------
                           Shareholder name               Investment in the Company         Investment by the Company in
                                                                                                  each shareholder
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
                                                     Number of shares held     Rates of      Number of      Equity stake
                                                                             voting right   shares held
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
Depositary Nominee Incorporated                                6,093 shares        27.10%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
Sumitomo Corporation                                           1,582 shares         7.03%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
Itochu Corporation                                             1,561 shares         6.94%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
Koichi Suzuki                                                  1,344 shares         5.97%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
NTT Communications Corporation                                 1,252 shares         5.56%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
The Dai-ichi Mutual Life Insurance Company                     1,116 shares         4.96%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
Software Research Associates, Inc.                               781 shares         3.47%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
JAFCO Co., Ltd.                                                  720 shares         3.20%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
Mizuho Corporate Bank, Ltd.                                      712 shares         3.16%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------
UFJ Bank Limited                                                 686 shares         3.05%
---------------------------------------------------- ----------------------- ------------- -------------- -----------------

(4) Employees
--------------------- ------------------------ --------------------------- --------------------------- ---------------------------
          Category       Number of employees         Annual change                Average age           Average years of service
--------------------- ------------------------ --------------------------- --------------------------- ---------------------------
            Male                    295                     +33                         31.4                        3.2
--------------------- ------------------------ --------------------------- --------------------------- ---------------------------
           Female                    83                      +4                         30.3                        3.6
--------------------- ------------------------ --------------------------- --------------------------- ---------------------------
            Total                   378                     +37                         31.1                        3.3
--------------------- ------------------------ --------------------------- --------------------------- ---------------------------

(Notes)
(a) The above figures do not include 8 staff members seconded from other companies.
(b) The above figures do not include 95 employees seconded by the Company to other companies.

(5) Main sources of borrowings
---------------------------------------- ------------------------------- ------------------------------------------------
                          Source         Outstanding borrowings             Number of the company's shares and equity
                                               (Thousands of Yen)                    stakes held by sources
---------------------------------------- ------------------------------- ------------------------------------------------
                                                                                      Number of shares held
---------------------------------------- ------------------------------- ------------------------------------------------
Mizuho Corporate Bank, Ltd.                             3,058,599                                           712 shares
---------------------------------------- ------------------------------- ------------------------------------------------
UFJ Bank Limited                                        2,800,000                                           686 shares
---------------------------------------- ------------------------------- ------------------------------------------------
Sumitomo Mitsui Banking Corporation                     1,860,000                                           606 shares
---------------------------------------- ------------------------------- ------------------------------------------------
The Mitsubishi Trust & Banking Corp.                      495,000                                             9 shares
---------------------------------------- ------------------------------- ------------------------------------------------
The Bank of Tokyo-Mitsubishi, Ltd.                        200,000                                            50 shares
---------------------------------------- ------------------------------- ------------------------------------------------

(6) Directors and statutory auditors
-------------------------------------- ------------------------------- -------------------------------------------------------------
            Position in the company                 Name                              Assignment or main occupation
-------------------------------------- ------------------------------- -------------------------------------------------------------
President & Representative Director    Koichi Suzuki
-------------------------------------- ------------------------------- -------------------------------------------------------------
Managing Director                      Toshiya Asaba                   General Manager of Network Engineering  Technology
                                                                       Department
-------------------------------------- ------------------------------- -------------------------------------------------------------
Managing Director                      Hideshi Hojo                    General Manager of Marketing Department
-------------------------------------- ------------------------------- -------------------------------------------------------------
Director                               Yasuhiro Nishi                  General Manager of  Administrative Department
-------------------------------------- ------------------------------- -------------------------------------------------------------
                                                                       Manager of Network Operations and System Administrations
Director                               Takamichi Miyoshi               Division, and General Manager of Internet Technology
                                                                       Division
-------------------------------------- ------------------------------- -------------------------------------------------------------
Director                               Kazumasa Utashiro               Manager of Systems Technology Department
-------------------------------------- ------------------------------- -------------------------------------------------------------
Director                               Akio Onishi                     Executive Vice President, Crosswave Communications Inc.
-------------------------------------- ------------------------------- -------------------------------------------------------------
Standing Statutory Auditor             Hideki Matsushita
-------------------------------------- ------------------------------- -------------------------------------------------------------
Statutory Auditor *                    Bumpei Katayama                 General Manager of Information and Telecommunication
                                                                       Division of Sumitomo Corporation
-------------------------------------- ------------------------------- -------------------------------------------------------------
Statutory Auditor *                    Hiroo Inoue                     General Manager of Information Technology Business Dept. of
                                                                       Itochu Corporation
-------------------------------------- ------------------------------- -------------------------------------------------------------

* Outside statutory auditors pursuant to Article 18-1 of the Law for Special Exceptions to Commercial Code concerning Audit, Etc. of Stock Company. Directors and statutory auditors who assumed offices during the year under review are as follows:
                                                          Date of
      Title                   Name                   Assumption of Office
      Director                Takamichi Miyoshi      June 26, 2002
      Statutory Auditor       Bumpei Katayama        June 26, 2002

Directors and statutory auditors who resigned from their offices during the year under review are as follows:

                                                           Date of
      Title                   Name                    Assumption of Office
      Director                Shunichi Kozasa         June 26, 2002
      Statutory Auditor       Shingo Yoshii           June 26, 2002
      Statutory Auditor       Tsumoru Suzuki          July 8, 2002

III. Significant Event, Which Occurred after the Company's Balance Sheet Date, regarding the Conditions of the Company (Subsequent Event)

             On May 12, 2003, the board of directors of the Company adopted a resolution for the Company's issuance of new shares through third party allocation as set forth below:

 Number of Shares to be Issued: 8,400 shares of common stock
 Issue Price: 418,200 yen per share
 Total Amount of Issued Shares to be Credited: 3,512,880,000 yen
 Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares: 209,100 yen per share
 Date for Application: June 6, 2003 (Friday)
 Date for Payment: June 6, 2003 (Friday)
 Commencement Date for Calculation of Dividend: April 1, 2003 (Tuesday)

             On May 26 and 29, 2003, the board of directors of the Company adopted a resolution that the Company shall make an advance up to 1,719,981 thousand yen to Crosswave in order to improve the cash flow of Crosswave. Pursuant to the resolution, the company entered into a Credit Facility Agreement between Crosswave on May 29, 2003 and made an advance to Crosswave in the amount of 1,232,000 thousand yen as of the date thereof.

             The aforementioned unit figures are rounded down to the nearest 1,000 yen.
             The Financial Statements presented herein are translations of the originals, which were prepared in a manner of accounting principles generally accepted in Japan, Japan GAAP.

    Internet Initiative Japan Inc.
    ------------------------------

                                  Balance Sheet
                              As of March 31, 2003

  ----------------------------------------------------------------------------------------------------------------------
                         Assets                                                  Liabilities
  ----------------------------------------------------------------------------------------------------------------------
              Item                       Amount                  Item                      Amount
  ----------------------------------------------------------------------------------------------------------------------
                               thousand of Japanese yen                               thousand of Japanese yen
  [Current assets]                 [      9,453,447 ] [Current liabilities]           [   11,380,935 ]
    Cash                                  2,656,635     Accounts payable                   3,072,780
    Accounts receivable                   6,298,783     Short-term borrowings              4,013,599
    Inventories                                         Current portion of
                                              7,405      long-term debt                    1,400,000
    Work in process                           1,381     Accounts payable-other             2,629,110
    Supplies                                 48,617     Income taxes payable                  14,683
    Prepaid expenses                                    Consumption tax
                                            247,148      payable                              65,201
    Accounts receivable -                               Advance received
     other                                  100,353                                           78,547
    Short-term loans                                    Deposits received
     receivable                              73,641                                           40,183
    Other current assets                                Other current
                                             43,051      liabilities                          66,830
    Allowance for doubtful
     accounts                               -23,571
                                                      [Long-term liabilities]         [   19,002,288 ]
  [Non-current assets]             [     20,477,028 ]   Long-term borrowings               3,000,000
  [Tangible non-current                                 Convertible notes
   assets]                          (       541,577  )                                    15,000,000
    Leasehold improvements                              Long-term accounts
                                            321,655      payable                             481,173
    Data Communication                                  Long-term advance
     equipment and office                                received
     equipment                              629,933                                           40,761
    Construction in Process                             Accrued retirement and
                                             15,000      pension cost                         97,547
    Accumulated depreciation                            Deferred tax
                                           -425,011      liabilities                         382,805
  (Intangible non-current
   assets)                          (     2,330,798  )
                                                      ------------------------------------------------------------------
    Telephone rights                        214,698     Total liabilities                 30,383,224
                                                      ------------------------------------------------------------------
    Software                              2,116,099
                                                      ------------------------------------------------------------------
  (Investments, etc.)               (    17,604,652  )                        Shareholders' equity
                                                      ------------------------------------------------------------------
    Investments in equity
     securities                           7,325,695
    Subsidiaries' stock                   2,334,626   [Common stock]                  [    7,082,336 ]
    Restricted Cash                       5,000,000
    Investments in                                    [Legal reserve]                 [   12,228,896 ]
     partnerships                           316,098
    Long-term loans                                     Additional Paid-in
     Receivable                             100,000      capital                          12,228,896
    Long-term prepaid
     Expenses                                27,757
    Guarantee deposits                    2,464,909   [Accumulated deficit]           [  -20,326,374 ]
    Other investments                       143,009
    Allowance for doubtful                              Undisposed deficit for
     accounts                              -107,444      the current period              -20,326,374
                                                        (incl. Net loss for
                                                         the current period)           ( -13,765,686 )

                                                      [Accumulated other
                                                       comprehensive income]           [     562,393 ]
                                                        Unrealized gain on
                                                         available-for-sale
                                                         securities                          592,393


                                                      ------------------------------------------------------------------
                                                        Total shareholders'
                                                         equity                             -452,748
  ----------------------------------------------------------------------------------------------------------------------
    Total assets                                        Total liabilities and
                                         29,930,475      shareholders' equity             29,930,475
  ----------------------------------------------------------------------------------------------------------------------


     Internet Initiative Japan Inc.
     --------------------------------------------------------------

                                Income statement
                      From April 1, 2002 to March 31, 2003

     -------------------------------------------------------------------------------------------------------------------
                                    Item                                                    Amount
     -------------------------------------------------------------------------------------------------------------------
                                                                                      thousand of Japanese yen
             (Ordinary Items)
      (Operationg income and loss)
     [Total revenues]                                                                     34,188,460
     [Total costs]                                                                        31,574,738
                                                                                     -----------------------------------
                                    Total cost of revenues                                 2,613,722

     [Total costs and expenses]                                                            3,995,487
                                                                                     -----------------------------------
                                    Operating income(loss)                                -1,381,764
     (Non-operating income and
      expenses)
     [Non-operating income]
       Interest and dividends
        income                                                                33,035
       Commissions received                                                   38,088          71,123
                                                                       -------------------------------------------------
     [Non-operating expenses]
       Interest expense                                                      134,865
       Interest expense on
        convertible notes                                                    262,500
       Exchange loss                                                         276,663
       Amortization of issuance
        of convertible notes                                                 166,062
       Provision for allowance
        for doubtful accounts                                                 10,000
       Other non-operating
        expenses                                                             111,848         961,940
                                                                       -------------------------------------------------
                                    Recurring loss                                        -2,272,580
     (Extraordinary items)
     [Extraordinary loss]
       Cost of relocation of the
        head office                                                           36,957
       Write down of inventories                                               4,146
       Loss on disposal of
        property and equipment                                                39,131
       Impairment loss on
        investment in equity
        securities                                                           226,051
       Loss on valuation of golf
        club memberships                                                       1,083
       Impairment loss on
        affiliates' stock                                                 11,171,154      11,478,523
                                                                       -------------------------------------------------
       Income(loss) before income
        taxes(benefit)                                                                   -13,751,104
       Income taxes
        expense(benefit)                                                                      14,582
                                                                                     -----------------------------------
                                    Net loss                                             -13,765,686
                                    Deficit brought forward                               -6,560,687
                                                                                     -----------------------------------
                           Undisposed deficit for the
                                     current period                                      -20,326,374
     -------------------------------------------------------------------------------------------------------------------

1. Notes relating to the Premise of a Going Concern
             The Company has incurred shareholders' capital deficiency of 452,748 thousand yen as of the end of March, 2003 as the result of posting of a net loss of 13,765,686 thousand yen for this fiscal year. Crosswave, 37.85% of which shares are owned by the Company, posted a large operating loss of 11,261,479 thousand yen for the previous fiscal year and 12,628,514 thousand yen for this fiscal year and its operating cash flow has significantly gone negative. Therefore, substantial doubt about the Company's ability to continue as a going concern exists.
             In order to resolve such situation, the Company is planning the issuance of shares through third party allocation in an amount of 3,512,880 thousand yen, of which payment shall be made on June 6, 2003. Crosswave is scheduled to receive from the Company, Toyota Motor Corporation and Sony Corporation, its major shareholders, an advance of 3,100,000 thousand yen by the end of May, 2003 and 1,200,000 thousand yen by the end of June, 2003, or 4,300,000 thousand yen in total. It is also in the coordination process with the Lenders as for when to receive the advance in an amount of 5,000,000 thousand yen which is the outstanding amount of the long-term facility pursuant to the Syndicated Loan Agreement by and between Crosswave and the Lenders as of May 21, 2002, and it is in the negotiation process with the major shareholders, etc. as for the business plan, including the funding thereafter.
             The financial statements and schedules are created based upon the Company continuing as a going concern and they do not reflect any effect of aforementioned substantial doubt.

2. Significant accounting policies

(1)  Valuation standards and methods for securities

     Shares of subsidiaries and affiliates: stated at cost based on the moving average method.

     Other securities:

     Securities whose market prices are quoted: market value method based on the market price, etc. as of the end of the fiscal term (all of the variances resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)

     Securities whose market prices are not quoted: stated at cost based on the moving average method.

(2) Valuation standards and methods for derivatives, etc.: market value method, in principle.

(3)  Valuation standards and methods for inventories

     Merchandise and supplies: stated at cost based on the moving average method.

     Work-in-process: specific-order cost method.

(4)  Depreciation methods used for non-current assets

     Tangible non-current assets: declining balance method.

     The depreciable asset whose acquisition value is 100,000yen or more but less than 200,000yen is depreciated in equal installments over three years.

     The numbers of useful years of main depreciable assets are as specified below:

             Leasehold improvements:                               8-15 years

             Data communication equipment and office equipment:    3-15 years

     Intangible non-current assets: straight line method.

     The software used by the Company is depreciated over the number of useful years for internal use, i.e., five years.

(5)  Lease transactions

     Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(6)  Deferred assets

     Bond issue cost: amortized in equal installments over three years.

(7)  Basis for recording of allowances

     Allowance for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables for trade and loans, etc., an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables and, in the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncorrectable amount after assessment of likelihood of non-payment of individual credit.

     Allowance for employees' retirement benefits: To prepare for payments of retirement benefits to employees, an allowance is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term.

     The difference arising from actuarial computations is amortized and disposed as expenses in the subsequent fiscal terms using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(8)  Accounting for important hedging transactions

     The Company uses interest swaps in order to hedge the risk of fluctuation of the interest rate on loans payable, pursuant to the internal rules prescribing the authorities and maximum transaction volumes, etc. concerning derivative transactions.

     Since the accounting for interest swaps is processed according to special tax treatment, the evaluation of the their validity is omitted.

(9)  Consumption tax, etc.

     Consumption tax is separately recorded.

3.   Notes to balance sheet and income statement

(1)  Monetary claims and liabilities to subsidiaries

     Short-term monetary claims: 142,984 thousand yen

     Short-term monetary liabilities: 1,694,548 thousand yen

(2)  Major foreign currency-denominated assets and liabilities

     Current foreign currency deposit: 7,484 thousand yen (62 thousand U.S. dollars)

     Foreign currency deposit: 967,266 thousand yen (8,047 thousand U.S.
     dollars)

     Accounts receivable: 2,328 thousand yen (19 thousand U.S. dollars)

     Short term loans: 22,395 thousand yen (186 thousand U.S. dollars)

     Investment securities:89,893 thousand yen (747 thousand U.S. dollars)

                               79,127 thousand yen (800,000 thousand Korean Won)

     Subsidiaries' shares: 529,446 thousand yen (4,257 thousand U.S. dollars)

     Accounts payable: 29,959 thousand yen (249 thousand U.S. dollars)

     Amounts payable: 12,128 thousand yen (100 thousand U.S. dollars)

(3) In addition to the non-current assets recorded on the balance sheet, electronic office equipment, modems, routers, terminal adapters, etc. are used under lease contracts.

(4)  Asset provided as security Deposit in an amount of 1,705,036 thousand yen

(5)  Liabilities for guarantee

     Outstanding liabilities for guarantees: 3,200 thousand yen

     Outstanding guarantees given by submitting a letter of guarantee concerning management advisory services: 99,590 thousand yen (828 thousand U.S. dollars)

(6) 5,000,000 thousand yen treated as Restricted Cash under Non-current assets is the amount that the Company is restricted from withdrawing in connection with the Syndicated Loan Agreement, for the loan of 20,000,000 thousand yen in total, entered into by and among Crosswave, our affiliate, and the Lenders as of May 21, 2002, under which the Company agreed to provide Crosswave the CDS (Cash Deficiency Support i.e. the Company guarantees compensation for cash deficiency up to 5,000,000 thousand yen in case Crosswave falls short of source of repayment for the principal in the future).

(7)  Stock Options under Article 280-19, Paragraph 1 of the Commercial Code

            --------------------------------------------------- -------------------------------- ----------------------------
            Date of resolution of the general meeting of        April 7, 2000                    June 27, 2001
            shareholders
            --------------------------------------------------- -------------------------------- ----------------------------
            Class of shares to be issued                        Common stock                     Common stock
            --------------------------------------------------- -------------------------------- ----------------------------
            Stock Options outstanding                           3,851,420 thousand yen           797,230 thousand yen
            --------------------------------------------------- -------------------------------- ----------------------------
            Issue price                                                 13,055,664 yen                  2,018,306 yen
            --------------------------------------------------- -------------------------------- ----------------------------


(8) Limitation on dividend payments as provided for in Article 290, Paragraph 1, Item 6 of the Commercial Code

     Amount of net asset increased due to asset valuation based on market values: 562,393 thousand yen

(9)  Amount of deficit in capital: 20,326,374 thousand yen

(10) Net loss per share: 612,352.62yen

(11) Transactions with subsidiaries

             Revenues: 1,309,245 thousand yen

             Purchases: 8,805,149 thousand yen

             Turnover from non-operating transactions: 15,296 thousand yen

(12) Retirement and Pension cost

     1. Outline of the current retirement benefit system

     The Company employs, as a defined retirement benefit system, a lump-sum retirement allowance system and a tax-qualified retirement pension plan funded by accumulated internal reserve pursuant to the Regulations for Retirement Benefits. The rate of the retirement benefits funded under the tax-qualified retirement pension plan has reached 70 percent. The Company is a member of Zenkoku Joho Service Sangyo Kosei Nenkin Kikin (JJK: the Japan Information Service Industry Welfare Pension Fund), which pension system adopts such irregular treatment method as provided for in Paragraph 33 of the Guidelines for Retirement Benefit Accounting Practices. The balance of the Company's pension assets as of the end of the current term calculated on the basis of its premium payments in proportion to the balance of the aggregate pension assets of the aforementioned Pension Fund stands at 745,942 thousand yen, while the premiums paid by the Company for the current term is 56,833 thousand yen.

     2. Matters concerning retirement benefit obligations (as of March 31, 2003)

                                                               (thousand yen)

            Retirement benefit obligations                           -531,374
            Plan assets                                               468,896
                                                                   ----------
            Unfunded retirement benefit obligations                   -62,478

            Expensed portion of the difference resulting from
              actuarial computations                                  -35,068
                                                                     --------
            Retirement benefit allowance                              -97,547
                                                                      =======

            (Note: The above figures do not include welfare pension fund.)

     3. Matters concerning retirement benefits expenses (from April 1, 2002 to March 31, 2003)

                                                                  (thousand yen)

             Service cost                                               118,779
             Interest expense                                             8,866
             Projected income from investment                            -8,499
             Disposal of cost of difference accrued from
              changes in accounting standards                            -3,355
                                                                         ------
            Retirement benefit expenses                                 115,791
                                                                        =======

          Note: The above figures do not include the amount of the premiums paid to the welfare pension fund.

3. Matters concerning the bases for computations of the retirement benefit liabilities, etc.

     Allocation method of projected retirement benefit per period: Fixed amount per period

     Discount rate: 1.5%

     Rate of projected income from investment: 2.5%

     Number of years used for amortization of difference resulting from actuarial computations: 14 years (Differences are amortized and disposed as expenses in the subsequent fiscal terms using the straight line method, for which a certain number of years not exceeding the employees' average remaining service years at the time of the accrual is used.)

(13) Tax-effect accounting, etc.

     1. Breakdown by major causes of deferred tax assets and deferred tax liabilities

     Deferred tax assets

          Loss carried-forward for tax purposes:         8,001,020 thousand yen

          Loss on investments in or loans to affiliates:   410,139 thousand yen

          Special contribution to pension fund:             39,507 thousand yen

          Others:                                           61,582 thousand yen
                                                        -----------------------
          Subtotal of deferred tax assets:               8,512,248 thousand yen

          Valuation allowance:                          -8,512,248 thousand yen
                                                        =======================

                     Total of deferred tax assets:                --

             Deferred tax liabilities

           Difference from valuation of other securities:  382,805 thousand yen
                                                           --------------------
             Total of deferred tax liabilities:            382,805 thousand yen
                                                           --------------------

             Net amount of deferred tax liabilities:       382,805 thousand yen
                                                           --------------------

     2. Rough account of difference between statutory effective tax rate and burden ratio of income tax, etc. after adoption of tax effective accounting

     Statutory effective tax rate: 42.0%

     (Adjustments):

     Additions to valuation reserves: -39.7%

     Reduction from the deferred tax assets due to tax rate change: -2.3%

     Others: -0.1%

     Burden ratio of income tax, etc. after adoption of tax effective accounting: -0.1%

     3. Due to the introduction of Partially Revised Local Tax Etc. Law (Law No. 9 of 2003)as of March 31, 2003,the statutory effective tax rate used to calculate the deferred tax assets and deferred tax liabilities (limited to those which are expected to be settled on or after April 1, 2004) has changed from 42.0% as in previous fiscal year to 40.5%. As a result, the amount of the deferred tax liabilities decreased by 14,178 thousand yen, and the unrealized gain on available-for-sale securities increased by the same amount.


* The aforementioned figures are rounded down to the nearest 1,000 in the respective units.

    Internet Initiative Japan Inc.

               The Proposal for Appropriation of Disposition of Losses
                                                         (Unit: Yen)

     ---------------------------------------------------------------------------
                     Description                                 Amount
     ---------------------------------------------------------------------------

     Undisposed deficit for the current period                   20,326,374,841

     ---------------------------------------------------------------------------
                   The amount above will be appropriated as below.
     ---------------------------------------------------------------------------

     Deficit carried forward to the next period                  20,326,374,841

                                                                (Certified Copy)
(TRANSLATION)
                          INDEPENDENT AUDITORS' REPORT
                                                                    May 29, 2003
To the Board of Directors of
Internet Initiative Japan Inc.:
                                  Tohmatsu & Co.
                                  Representative Partner, Engagement Partner,
                                  Certified Public Accountant:
                                  Hitoshi Matsufuji

                                  Representative Partner, Engagement Partner,
                                  Certified Public Accountant
                                  Shuko Shimoe

      Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the proposed disposition of accumulated deficits and the supplementary schedules (with respect to accounting matters only) of Internet Initiative Japan Ltd. for the 11th fiscal year from April 1, 2002 to March 31, 2003. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

      As a result of our audit, in our opinion,
      (1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
      (2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
      (3) The proposed disposition of accumulated deficits are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
      (4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

      Emphasis of matters:
      (A) As described in the footnote titled "Going Concern" to the financial statements, the Company has shareholders' capital deficiency as of March 31, 2003 and Crosswave Communications Inc., which is 37.85% owned by the Company, has incurred operating losses and cash outflows from operating activities in the past consecutive two fiscal years ended March 31, 2003. Accordingly, substantial doubt about the Company's ability to continue as a going concern exists. Management's plans concerning these matters are described in the going concern footnote. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Therefore, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.
      (B) The subsequent events described in the business report have a material effect on the financial position and the results of operations of the Company in the following fiscal years.

      Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

          The above represents a translation, for convenience only, of the original report issued in the Japanese language.

                 AUDIT REPORT BY THE BOARD OF STATUTORY AUDITORS
                                                                (Certified Copy)

                                  AUDIT REPORT

The Board of Statutory Auditors of the Company received reports from each of the Statutory Auditors regarding the methods and results of the audit of the performance by the Directors of their duties during the Company's 11th fiscal year, which began on April 1, 2002 and ended on March 31, 2003. Based on our review of and discussions regarding such reports, we hereby report the following:

1.   Summary of Auditing Methods Used by Statutory Auditors

           In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Statutory Auditors, each of the Statutory Auditors made inquiries to the Directors, etc., with regard to the results of business, reviewed important documents, etc., stating decisions and approvals, investigated the state of the operations and assets and liabilities at the head office and main branch offices of the Company, and, as necessary, asked the Company's subsidiaries to provide reports on the state of their businesses. Also, we received reports and explanations from the accounting auditors and examined financial statements and schedules thereto.
           As for transactions made by the Directors which were in competition with the business of the Company, transactions between the Directors and the Company which were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the Directors, etc., and conducted detailed examinations of such transactions.

2.         Results of Audit
(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Tohmatsu & Co., are appropriate.
(2) We acknowledge that the business report present fairly the state of the Company in accordance with the relevant laws, regulations and the Company's articles of incorporation.
(3) We did not find anything that should be specified with respect to the proposal on the disposition of losses in light of the conditions of the assets and liabilities and other circumstances of the Company.
(4) We acknowledge that the schedules to the financial statements correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.
(5) As for the performance by the Directors of their duties, including their duties with respect to subsidiaries, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's articles of incorporation.

           In addition, we did not discover any breach of duties by the Directors in light of the transactions made by any of the Directors which were in competition with the business of the Company, transactions between any of the Directors and the Company that were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of treasury stocks.

June 2, 2003

Board of Statutory Auditors
Internet Initiative Japan Inc.

           Standing Statutory Auditor:                 Hideki Matsushita  (Seal)
           Statutory Auditor:                          Bumpei Katayama  (Seal)
           Statutory Auditor:                          Hiroo Inoue   (Seal)

Note1: Two of the Statutory Auditors, Bumpei Katayama and Hiroo Inoue, are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha. Note2: Mr. Tsumoru Suzuki, statutory auditor, does not sign the Audit Report since he passed away on July 8, 2002.

Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:
                Internet Initiative Japan Inc.
                 Koichi Suzuki, Representative Director
2. Total number of outstanding shares having voting rights:
                22,480 shares
3. Agenda of the meeting and reference matters:

Item 1:Approval of disposal of losses for the 11th fiscal year
         The method of disposal of losses for the 11th fiscal year is as stated in the aforementioned document attached hereto.

Item 2.:Amendments to the Articles of Incorporation
           You are requested to approve amendments to the present Articles of Incorporation as follows.

1. Reason for the amendments: (1) Pursuant to Law No. 44 of 2002(Date of enforcement: April 1, 2003) that provides for the lost share certificates and the amendment such as the deregulation with respect to the quorum of the special resolution at the shareholders meetings in case of an amendment to the Articles of Incorporation, etc. , amendments to provisions as necessary shall be made in order to provide for a register of lost share certificates and change the quorum of the special resolution to one-third or more of the voting rights of all the shareholders in order to facilitate the smooth administration of the shareholders' meetings. Articles to be amended: Article 7 (Transfer Agent), Article 12 (Method of Resolution) (2) Pursuant to Law No.149 of 2002 (Date of enforcement: May 1, 2002) that provides for the reduction of liabilities of directors and statutory auditors under provisions of the Articles of Incorporation, an amendment to provisions as necessary shall be made in order to limit the liabilities of the statutory auditors to a reasonable extent. Article to be added: Article 26.2 (Exemption of Liability for Statutory Auditors)
2. Contents of amendments:
Contents of amendments are as follows:

                                                                    (The amendments are indicated by underlines.)
      -------------------------------------------------------------- --------------------------------------------------------------
                            Present Articles                                             Proposal of Amendment
      -------------------------------------------------------------- --------------------------------------------------------------

      (Transfer Agent)                                               (Transfer Agent)
      Article 7.                                                     Article 7.
      1.         The Company shall appoint a transfer agent for      1.         The Company shall appoint a transfer agent for
      the handling of its shares and fractional shares.              the handling of its shares and fractional shares.
      2.         The transfer agent and its place of business        2.         The transfer agent and its place of business
      shall be designated by a resolution of the Board of            shall be designated by a resolution of the Board of
      Directors.                                                     Directors.
      3.         The register of shareholders and the original       3.         The register of shareholders, the original
      register of fractional shares of the Company shall be kept     register of fractional shares of the Company and the
      by the transfer agent at its place of business, and matters    register of lost share certificates shall be kept by the
      concerning registration of transfer of shares, registration    transfer agent at its place of business, and matters
      of pledges, indication of trust property, delivery of share    concerning registration of transfer of shares, registration
      certificates, acceptance of reports by shareholders, listing   of pledges, indication of trust property, delivery of share
      or recording into the original register of fractional shares   certificates, acceptance of reports by shareholders, listing
      and other matters concerning shares and fractional shares      or recording into the original register of fractional shares
      shall be handled by the transfer agent, and the Company        and the register of lost share certificates and other
      shall not handle any such matters.                             matters concerning shares and fractional shares shall be
                                                                     handled by the transfer agent, and the Company shall not
                                                                     handle any such matters.

      (Method of Resolution)                                         (Method of Resolution)
      Article 12.                                                    Article 12.
      Unless otherwise provided for by law or these Articles of      1. Unless otherwise provided for by law or these Articles
      Incorporation, resolutions of a general meeting of             of Incorporation, resolutions of a general meeting of
      shareholders shall be adopted by a majority vote of            shareholders shall be adopted by a majority vote of
      shareholders present at the meeting.                           shareholders present at the meeting.
                                                                     2. Special resolutions under Article 343 of the Commercial
                                                                     Code of Japan and other resolutions to which the method
                                                                     of resolution of aforementioned Article is applied mutatis
      (New provision)                                                mutandis by laws or regulations shall be passed by two-thirds or more of the voting rights of the shareholders present
                                                                     having one-third or more of the voting rights of all
                                                                     shareholders.

      (New provision)                                                (Exemption of Liability for Statutory Auditors)
                                                                     Article 26.2
                                                                     The Company may, pursuant to the provision of Article
                                                                     280 paragraph 1 of the Commercial Code of Japan, with
                                                                     a resolution of the Board of Directors, exempt a
                                                                     statutory auditor (either incumbent or past)
                                                                     from liabilities only to the extent permitted by laws or
                                                                     regulations.


      -------------------------------------------------------------- --------------------------------------------------------------

Item 3:    Election of six directors
           Shareholders are asked to approve the election of six directors since all incumbent six directors finish their terms of office at the close of this general meeting of shareholders. The candidates for the directors are as follows:

----------------------------------- ---------------------------------------------------------------------------- ------------------
      Name and date of birth                                  Brief summary of career                              Number of shares
                                                                                                                        owned
----------------------------------- ---------------------------------------------------------------------------- ------------------
Koichi Suzuki                       Appointed director at the foundation of the Company in December 1992         1,344
September 3, 1946                   Appointed president and  representative director in April 1994 (Currently holding the position)
                                    <<Positions in other companies>>
                                    President and representative director at IIJ
                                    Media Communications Inc. President and
                                    representative director at Asia Internet
                                    Holdings Co., Ltd President and
                                    representative director at IIJ Technology
                                    Inc. President and representative director
                                    at Net Care, Inc. President and
                                    representative director at Internet
                                    Multifeed, Inc. Chairman of the Board at IIJ
                                    America Inc. President and representative
                                    director at AIH Korea Co., Ltd. President
                                    and representative director at Crosswave
                                    Communications Inc. Chairman and
                                    representative director at Crosswave
                                    Facilities Inc. Chairman and representative
                                    director at Crosswave Service Inc.
----------------------------------- ---------------------------------------------------------------------------- ------------------
Toshiya Asaba                       Joined the Company in December1992                                           52
June 12, 1962                       Appointed director in June 1999
                                    Appointed managing director in June 2002 (Currently holding the position)
----------------------------------- ---------------------------------------------------------------------------- ------------------
Hideshi Hojo                        Joined the Company in April 1996                                             20
December 22, 1957                   Appointed director in June 2000
                                    Appointed managing director in June 2002 (Currently holding the position)
----------------------------------- ---------------------------------------------------------------------------- ------------------
Yasuhiro Nishi                      Joined the Company in March 1999                                             10
May 8, 1959                         Appointed director in June 1999 (Currently holding the position)
----------------------------------- ---------------------------------------------------------------------------- ------------------
Kazumasa Utashiro                   Joined the Company in September 1995                                         75
September 23, 1960                  Appointed director in June 2001 (Currently holding the position)
----------------------------------- ---------------------------------------------------------------------------- ------------------
Akio Onishi                         Joined the Company in April 1997                                             1
December 9, 1958                    Appointed director in June 1998 (Currently holding the position)
                                    <<Positions in other companies>>
                                    Executive vice president and representative
                                    director at Crosswave Communications Inc.
----------------------------------- ---------------------------------------------------------------------------- ------------------

           There is no special interest between the candidates above and the Company.

Item 4:  Election of a statutory auditor
         Shareholders are asked to approve the election of one statutory auditor as a replacement of one of the incumbent statutory auditors, Hiroo Inoue, who is to resign as statutory auditor at the close of this general meeting of shareholders. This agendum has been approved by the Board of Statutory Auditors for presentation at this general meeting of shareholders.
         The candidate for the statutory auditor is as follows:

----------------------------------- --------------------------------------------------------------------- -----------------------
               Name                                          Brief summary of career                      Number of shares owned
        and date of birth
----------------------------------- --------------------------------------------------------------------- -----------------------
                                    Joined Itochu Corporation in April 1975.
Yoshihiko Habe                      Appointed Deputy Chief Operating Officer at Information Technology &            0
June 7, 1951                        Telecommunication Div. and General Manager at IT & Telecommunication
                                    Business Dept., Aerospace, Electronics & Multimedia Company, Itochu
                                    Corporation in April 2003.
                                    (Currently holding the position)
----------------------------------- --------------------------------------------------------------------- -----------------------

         There is no special interest between the above candidate and the Company.
         Mr. Habe is a candidate for an outside statutory auditor as provided for in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Kabushiki-Kaisha."

EXHIBIT 2
(Translation)

             PUBLIC NOTICE OF A RESOLUTION OF THE BOARD OF DIRECTORS
                                   CONCERNING
              THE ISSUANCE OF SHARES THROUGH THIRD PARTY ALLOCATION

                                                                   June 10, 2003

                        105, Kanda Jinbo-cho 1-chome, Chiyoda-ku, Tokyo Internet Initiative Japan Inc.(the "Company") Koichi Suzuki, Representative Director

To Our Shareholders:

On June 6, 2003, the board of directors of the Company adopted a resolution for the Company's issuance of new shares through third party allocation as set forth below:

                                     NOTICE
                                     ------

1.   Number of Shares to be Issued:
        8,400 shares of common stock

2.   Issue Price:
        418,200 yen per share

3. Amount not to be Credited to the Paid-In Capital out of the Issue Price of New Shares: 209,100 yen per share

4.   Date for Application:
        June 26, 2003 (Thursday)

5.   Date for Payment:
        June 26, 2003 (Thursday)

6.   Method of Allocation:
        The new shares to be issued shall be allocated to certain third parties.

7.   Commencement Date for Calculation of Dividend:
        April 1, 2003 (Tuesday)

                                                                        - End -